Exhibit 99.1

Ioneer’s expanded partnership with EcoPro to bolster U.S. lithium production

Highlights:

•
Binding lithium clay Research and Development Memorandum of Understanding signed with Korea’s EcoPro Innovation Co. Ltd, a subsidiary of the EcoPro Group of Companies, will research, test, and develop lithium clay (M5) at Ioneer’s Rhyolite Ridge site in rural Nevada.

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The MOU provides an opportunity for Rhyolite Ridge to accelerate technical activities and the potential commercialisation of the 1MT (million tonnes) lithium carbonate equivalent (LCE) clay resource within the soon-to-be-permitted Rhyolite Ridge Lithium-Boron Project.

•	The agreement includes the funding from EcoPro for a commercial lithium hydroxide refining plant once the process is successfully developed.

Pohang, Republic of Korea, 31st October 2023 – Today, Ioneer Ltd (Ioneer or the Company) (ASX: INR, NASDAQ IONR), an emerging lithium–boron producer, and EcoPro Innovation Co Ltd (“EcoPro”), a global leader in battery grade high purity lithium hydroxide conversion, signed a Research and Development (“R&D”) Memorandum of Understanding (“MOU”).

EcoPro will conduct research and development on the lithium clay resource – one of three distinct styles of lithium mineralisation found at Ioneer’s Rhyolite Ridge Lithium-Boron project (“Rhyolite Ridge”).  The goal will be to develop a process to commercialise Rhyolite Ridge lithium clay to produce refined lithium materials for the U.S. EV battery supply chain.

Stage 1 of Rhyolite Ridge focuses on searlesite (high lithium, high boron) mineralisation while the lithium clay mineralisation will be extracted and set aside.   Stage 1 is in the final phase of U.S. federal review process.   For Stage 1, Ioneer will produce an annual average of approximately 20,600 tonnes of lithium carbonate alongside approximately 174,400 tonnes of boric acid per year during the mine’s 26-year life1.   Any production from the activities contemplated by this MOU would be incremental.

Ioneer Executive Chairman, James Calaway, said, “We are delighted to build upon our partnership with EcoPro. We look forward to accelerating development of another layer of Rhyolite Ridge mineralisation.  This partnership provides Ioneer additional financial flexibility to focus on delivering its core investment at Rhyolite Ridge as well as develop growth opportunities. The ultimate goal of EcoPro and Ioneer is to increase the supply of refined lithium materials for the U.S. EV supply chain and create hundreds of good-paying jobs in Nevada and beyond.”

EcoPro Innovation President Anthony Kim, said, “Lithium extraction technology is not just a process of selectively extracting lithium but a complex and difficult technology that requires removing uncertain impurities. EcoPro Innovation has an original patent for lithium extraction from waste batteries and launched its business in EcoPro Group. EcoPro Innovation is a technology-competitive company with a number of source patents in hydromet processes. We will perform well as soon as possible to gain the upper hand from other competitors.”

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 60

As part of the new agreement, EcoPro has agreed to fund and build a commercial-scale refining plant to develop lithium clay supplied from Rhyolite Ridge.  The lithium clay raw material would be supplied at no cost to EcoPro, and the profits from the commercial refining plant would be equally shared between EcoPro and Rhyolite Ridge. Under the agreement, the MOU will be managed by a jointly developed Project Committee.

Once operational, Stage 1 of Rhyolite Ridge will quadruple the current U.S. supply of lithium and help to rebalance the global production of boric acid. Upon anticipated completion of the U.S. federal permitting process, construction at Rhyolite Ridge, largely funded through the combination of conditional commitments of $490 million USD in equity from Sibanye-Stillwater and a $700 million USD conditional loan from the U.S. Department of Energy’s Loan Programs Office, is set to begin in 2024. Lithium production is expected to follow in 2026.

Ioneer’s Executive Chairman, James D. Calaway, with EcoPro Innovation’s President & CEO, Kim Yoon-tae.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global

Investor Relations (USA)	Media Relations (USA)

E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

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About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

About EcoPro Innovation Co. Ltd

EcoPro Group is a global leader in battery materials manufacturing, supplying cathode/precursor/lithium hydroxide to automotive OEMs, Korean and Japanese cell manufacturers, and others. EcoPro Group has built a Closed Loop System which includes the recycling of used batteries to precursor, lithium hydroxide, and finally, high-nickel cathode active materials.

EcoPro Innovation Co Ltd is a subsidiary of The EcoPro Holdings, and the EcoPro Group includes EcoPro BM, EcoPro HN, EcoPro Materials, EcoPro AP, EcoPro EM, EcoPro CNG, and EcoPro Innovation. EcoPro BM develops and manufactures high-nickel cathode materials and other products. EcoPro BM is a company which leads the high-volume cathode material market in Korea and abroad based on its success in developing and mass-producing high-nickel cathode materials in Korea. EcoPro Innovation specializes in battery grade high purity lithium hydroxide conversion. EcoPro Innovation has secured a value chain for lithium cells by developing, manufacturing, and processing technologies for lithium compounds, which is a core material of lithium cells.

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